FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, T3C 0X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

Date: March 15, 2006	By: /s/ J.C. Stefan Spicer J.C. Stefan Spicer President and CEO

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. — Reporting Issuer:

Central Fund of Canada Limited
1323 15th Avenue S.W., Suite 805
Calgary, Alberta
T3C 0X8

Item 2. — Date of Material Change:

November 1, 2005

Item 3. — Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on October 31, 2005 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. — Summary of Material Change:

Central Fund of Canada Limited (“Central Fund”) announced that negotiations initiated on August 8, 2005 with its Administrator, The Central Group Alberta Ltd., have concluded with an Amended and Re-Stated Administration and Consulting Agreement effective November 1, 2005, resulting in present and future cost savings for its shareholders. Based on Central Fund’s present total net assets of U.S. $542 million, the immediate result of the lower administration and consulting fee schedule is a reduction of about U.S. $60,000 per annum in costs to Central Fund. New fee schedule costs are significantly reduced on additional net assets by 20% up to U.S. $1 billion and by 40% thereafter.

Item 5. — Full Description of Material Change:

See the news release attached as Schedule “A” dated October 31, 2005.

Item 6. — Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. — Omitted Information:

N/A

Item 8. — Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J.C. Stefan Spicer, President and Chief Executive Officer
Telephone: (905) 648-7878
Facsimile: (905) 648-4196
e-mail: info@centralfund.com

Item 9. — Date of Report:

November 10, 2005

“J.C. Stefan Spicer” (Signed) J.C. Stefan Spicer President and Chief Executive Officer Central Fund of Canada Limited

Schedule “A”

News Release

Calgary, Canada
October 31, 2005

Central Fund Negotiates Reduced Administration Costs

Central Fund of Canada Limited is pleased to report that negotiations initiated on August 8, 2005 with its Administrator have concluded with present and future cost savings for its shareholders, effective November 1, 2005. The new reduced annual administration and consulting fee schedule for the next ten year term is 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars. The annual fee schedule for the past nine years has been 0.50% on the first $50 million, 0.375% on the next $50 million and 0.25% on net assets over $100 million. That annual fee schedule was a reduction from the fee schedule established in 1986. Central Fund’s total net assets are currently U.S. $542 million, 98% of which are holdings of 619,591 fine ounces of gold and 30,973,714 ounces of silver.

Based on Central Fund’s present total net assets, the immediate result of the lower administration and consulting fee schedule is a reduction of about U.S. $60,000 per annum in costs to Central Fund.  New fee schedule costs are significantly reduced on additional net assets by 20% up to U.S. $1 billion and by 40% thereafter.

The terms of an Amended and Re-Stated Administration and Consulting Agreement with the Administrator, The Central Group Alberta Ltd., have been approved unanimously by the Audit Committee, the Corporate Governance Committee and the independent directors of Central Fund of Canada Limited.

Stefan Spicer, President of Central Fund stated: “We believe that the administrative fee reductions for Central Fund are beneficial for our investors and reaffirm our ongoing dedicated stewardship of Central Fund as ‘The Sound Monetary Fund’. Central Fund of Canada Limited is a unique monetary company that holds long term investments in gold and silver bullion on behalf of its shareholders. Shares are quoted on the American Stock Exchange with symbol CEF and The Toronto Stock Exchange with symbols CEF.NV.U in United States dollars and CEF.NV.A in Canadian dollars. See our website at: www.centralfund.com.

For further information, please contact J.C. Stefan, Spicer, President & CEO at the Investor Inquiries office number 905-648-7878 or write to info@centralfund.com.